Jackson Financial Inc.

1 Corporate Way

Lansing, Michigan 48951

August 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: David Gessert

Re:	Jackson Financial Inc.
Registration Statement on Form 10 (File No. 001-40274)
Request for Acceleration of Effective Date

Dear Mr. Gessert:

Jackson Financial Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the Registrant’s Registration Statement on Form 10, as amended to date (File No. 001-40274) (the “Registration Statement”) be accelerated so as to permit it to become effective at 9:00 a.m. (EDT) on August 6, 2021, as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Peter J. Loughran at (212) 909-6375.

[Remainder of the page intentionally left blank]

Very truly yours, Jackson Financial Inc.

By:	/s/ Marcia Wadsten
Name:	Marcia Wadsten
Title:	Chief Financial Officer

cc:	David Gessert
Susan Block
Michael Volley

Amit Pande

U.S. Securities and Exchange Commission

Julia Goatley

Jackson Financial Inc.